SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNJP) #02.558.154/0001 -29
Corporate Registry ID (NIRE) #5530000576-1

SECOND RATIFICATION (RE-RATIFICATION) OF CALL NOTICE FOR THE
EXTRAORDINARY GENERAL MEETING

In order to suppress the third item (“3. Change of address of the Company’s headquarters, with a new wording to the Article 2 of the Company’s Bylaws.”) of the Agenda of the Call Notice for the Extraordinary General Meeting published on January 20, 23 and 24, 2006, the present document serves as the second ratification (re-ratification) of the referred call notice, by which the shareholders of TELE NORTE CELULAR PARTICIPAÇÕES S.A. (“Company”) are called to meet at the Extraordinary General Meeting to be held on that same day - February 22, 2006, at 2:00 pm, at the Company’s headquarters, located at SCN, Quadra 4, Bloco B, 100 - Centro Empresarial VARIG, Torre Oeste, Parte A, 7º andar, salão 702, in Brasília - DF, to resolve on the following Agenda:
1. Withdrawal of Members of the Board of Directors and election of new members; and
2. Election of the Chairman and the Vice Chairman of the Board of Directors.
This call is made under the terms of the Company’s Bylaws and the item “c” of the sole paragraph of the Article 123 of Law 6,404/76, in view of the noncompliance with the request made on 01/05/2006, by the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil S/A and Latinvest Holdings Delaware LLC, that jointly represent over 5% (five percent) of the Company’s capital stock, so that a Meeting of the Company’s Board of Directors was called to resolve on the call for the Extraordinary General Meeting. The persons attending the meeting shall be authorized and represented under the terms of the Law and the Bylaws.

Caixa de Previdência dos Funcionários do Banco do Brasil S/A
Latinvest Holdings Delaware LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ricardo Del Guerra Perpetuo

Name:	Ricardo Del Guerra Perpetuo
Title:	Chief Financial Officer and
Head of Investor Relations